

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Trae Fitzgerald
Chief Financial Officer
Viemed Healthcare, Inc.
625 E. Kaliste Saloom Rd.
Lafayette, Louisiana 70508

   Re: Viemed Healthcare, Inc.
    Registration Statement on Form S-3
    Filed August 24, 2023
    File No. 333-274198

Dear Trae Fitzgerald:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Nicholas O'Leary at 202-551-4451 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services

cc: E. James Cowen, Esq.